Exhibit 99.10

510 Burrard St, 3rd Floor
Date: 13/05/11	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WESTERN WIND ENERGY CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	30/05/2011
Record Date for Voting (if applicable) :	30/05/2011
Beneficial Ownership Determination Date :	30/05/2011
Meeting Date :	29/06/2011
Meeting Location (if available) :	TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	95988 Q108	CA95988 Q1081

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for WESTERN WIND ENERGY CORP